Exhibit 99.1

TiGenix

Naamloze vennootschap

die een openbaar beroep doet of heeft gedaan op het spaarwezen

Romeinse straat 12 box 2

3001 Leuven

VAT BE 0471.340.123

RLE Leuven

CONVENING NOTICE TO THE ANNUAL SHAREHOLDERS’ MEETING TO BE HELD ON 1 JUNE 2017

The board of directors of TiGenix NV (the “Company”) is pleased to invite you to the annual shareholders’ meeting of TiGenix NV that will be held at the registered office of TiGenix NV (Romeinse straat 12 box 2, 3001 Leuven) on 1 June 2017 at 14:00h, with the agenda and proposed resolutions set out below.

Agenda and proposed resolutions

1.                                   Acknowledgement and discussion of:

•                                             the annual accounts for the financial year ended 31 December 2016

•                                             the consolidated annual accounts for the financial year ended 31 December 2016

•                                             the annual report of the board of directors on the annual accounts and the consolidated annual accounts for the financial year ended 31 December 2016

•                                             the report of the auditor on the annual accounts for the financial year ended 31 December 2016

•                                             the report of the auditor on the consolidated annual accounts for the financial year ended 31 December 2016

2.                                   Approval of the annual accounts for the financial year ended 31 December 2016

Proposed resolution: The shareholders’ meeting approves the annual accounts for the financial year ended 31 December 2016.

3.                                   Allocation of results for the financial year ended 31 December 2016

Proposed resolution: The shareholders’ meeting approves the allocation of results for the financial year ended 31 December 2016 as proposed by the board of directors.

4.                                   Approval of the remuneration report for the financial year ended on 31 December 2016

Proposed resolution: The shareholders’ meeting approves the remuneration report for the financial year ended on 31 December 2016.

5.                                   Release from liability to be granted to the directors and the auditor for the performance of their duties in the course of the financial year ended 31 December 2016

Proposed resolution: The shareholders’ meeting releases the directors (as well as the respective permanent representatives of the legal entities which are director) and the auditor of the Company from any liability arising from the performance of their duties during the financial year ended 31 December 2016. It is clarified that this release from liability also applies to R&S Consulting BVBA, represented by Dirk Reyn, who resigned as director effective as of 21 September 2016.

6.                                   Appointment of the statutory auditor and remuneration

Explanatory note: According to Article 132/1, paragraph 2 of the Companies Code, the mandate of a statutory auditor cannot be renewed if it has reached the maximum term of 9 years. As the mandate of BDO Bedrijfsrevisoren — BDO Réviseurs d’Entreprises CVBA/SCRL has reached the maximum term, the Company will in principle need to appoint another auditor, except if the Company organises a public tendering process. Following the outcome of the public tendering process, and in accordance with the recommendation and preference of the audit committee which was followed by the board of directors, the board of directors proposed to the shareholders’ meeting to appoint PwC Bedrijfsrevisoren BCVBA as statutory auditor of the Company for a term of 3 years.

Proposed resolution: The shareholders’ meeting resolves to appoint PwC Bedrijfsrevisoren BCVBA, with registered office at Woluwedal 18, 1932 Sint-Stevens-Woluwe, Belgium, as statutory auditor. PwC Bedrijfsrevisoren BCVBA designated Marc Daelman as its permanent representative. The shareholders’ meeting resolves that the term of office of the statutory auditor will expire immediately after the annual shareholders’ meeting which will be asked to approve the annual accounts for the financial year ending 31 December 2019.

The shareholders’ meeting further resolves that the statutory auditor’s remuneration will amount to EUR 206,880 per year (excluding expenses and VAT), throughout its term of office.

7.                                   Remuneration policy of the Company: continuation of the policy whereby warrants can be granted to the members of the executive management and, to the extent necessary and applicable, approval of early exercise possibilities of the warrants in accordance with articles 520ter and 556 of the Companies Code

7.1. Proposed resolution: The shareholders’ meeting approves the continuation of the possibility to, as part of the remuneration policy of the Company, grant warrants to the members of the executive management, including executive directors, provided that the board of directors will apply the conflict of interests procedure, if applicable, at the time of granting the warrants.

To the extent warrants would be granted to members of the executive management, including executive directors, that will happen in the framework of new, still to be approved warrants plans, the most important terms and conditions of which can be summarized as follows: The warrants are granted free of charge. Each warrant entitles its holder to subscribe to one share in the Company at a fixed exercise price determined by the board of directors. Unless the board of directors prior to or at the time of the grant of the warrant determines a higher exercise price, the exercise price of a warrant will be equal to the lowest of the following prices: (i) the last closing price of the TiGenix share on the stock exchange prior to the date on which the warrant is offered, and (ii) the average closing price of the TiGenix share on the stock exchange over the 30 day period preceding the date on which the warrant is offered, it being understood that, for beneficiaries of the warrants plan that are not employees of the Company or its subsidiaries, the exercise price cannot be lower than the average closing price of the TiGenix share on the stock exchange over the 30 day period preceding the date of issuance of the warrants. The warrants have a duration of no longer than ten (10) years as from the date of their issuance. Unless the board of directors decides otherwise when granting the warrants, and subject to the end of the cooperation and certain situations in which warrants can become null and void, 1/3rd of the warrants granted vests on the first anniversary of the date of the grant and 1/24th of the remaining 2/3rd of the warrants granted vests on the last day of each of the 24 months following the month of the first anniversary of the date of the grant. Warrants can only be exercised by the warrant holder if they have definitively vested.

7.2. Proposed resolution: In general, and to the extent necessary and applicable, the shareholders’ meeting expressly approves in accordance with articles 520ter and 556 of the Companies Code the possibility of the board of directors of the Company to allow for the early exercise of the warrants that are currently outstanding, even before the third anniversary of their award, in the event of a change in control of the Company as set out in article 6.3 of the relevant warrant plans.

8.                                   Sending of information to shareholders by electronic means

Explanatory note: The Company intends to simplify and modernise the process of sending information to holders of registered securities. The possibility for sending legally required information to the shareholders by electronic means requires the prior authorisation by the shareholders’ meeting. The notion “by electronic means” is defined as “by electronic means of processing (including digital compression), storage and transmission of data by cable, radio waves, fibre optic technology or any other electromagnetic means”. The Company will invite holders of registered shares by post to give their consent to the use of electronic means for sending information instead of sending a paper copy by post. If they do not object within a reasonable deadline (or in the absence of a response from them), they will be deemed to consent. Holders of registered shares will always have the right to ask that information is sent to them again by post.

Proposed resolution: The shareholders’ meeting authorises the Company to send legally required information intended for the holders of shares issued by the Company or for any other persons entitled to exercise voting rights by electronic means in accordance with Article 9 of the Royal Decree of 14 November 2007 on the obligations of issuers of financial instruments admitted to trading on a regulated market.

Admission conditions

In order to be admitted to the shareholders’ meeting, the holders of securities issued by the Company must comply with Article 536 of the Companies Code and Article 30 of the articles of association, and fulfil the formalities and make the notifications described below.

In accordance with Article 537 of the Companies Code, the holders of bonds or warrants issued by the Company can only attend the shareholders’ meeting with a consultative vote.

1.                                   Holders of registered shares and warrants

The holders of registered shares and warrants are entitled to participate in and, in the case of shares, to vote at the shareholders’ meeting, provided that:

•                                Registration: their shares or warrants are recorded in their name in the register of registered shares or warrants at midnight (24:00) (CET) on 18 May 2017 (the “record date”) and this irrespective of the number of shares or warrants that they own on the date of the shareholders’ meeting; and

•                                Confirmation of participation: they notify the Company in writing of (i) their intention to participate in the shareholders’ meeting, and (ii) the number of securities for which they wish to participate in the shareholders’ meeting, by means of a signed form that must be received by the Company at the Company’s registered office at the latest on 26 May 2017; a model of this form is available at the Company’s registered office and on the Company’s website under the tab “Investors / Shareholder meeting” (www.tigenix.com).

2.                                   Holders of dematerialized shares and bonds

The holders of dematerialized shares and bonds are entitled to participate in and, in the case of shares, to vote at the shareholders’ meeting, provided that:

•                                Registration: their shares or bonds are recorded in their name in the accounts of a recognized account holder or a settlement institution at midnight (24:00) (CET) on 18 May 2017 (the “record date”) and this irrespective of the number of shares or bonds that they own on the date of the shareholders’ meeting; and

•                                Confirmation of participation: at the latest on 26 May 2017, they deliver or have delivered at an office of ING Belgium (before closing time) or via e-mail (BE-LFM.COA.SPA@ing.be) a certificate issued by the recognized account holder or the settlement institution certifying the number of dematerialized shares or bonds recorded in the shareholder’s or bondholder’s accounts on the record date in respect of which the shareholder or bondholder has indicated his intention to participate in the shareholders’ meeting.

Only persons who are a shareholder, a bondholder or a warrant holder of the Company on the record date (18 May 2017) and who have indicated at the latest on 26 May 2017 their intention to participate in the shareholders’ meeting as set out above will be admitted to the shareholders’ meeting.

The shares and bonds are not blocked as a result of the above-mentioned process. As a result, the shareholders and bondholders are free to dispose of their shares and bonds after the record date.

Right to add agenda items and to submit proposed resolutions

In accordance with Article 533ter of the Companies Code and Article 35 of the articles of association, one or more shareholders holding together at least three percent (3%) of the registered capital of the Company may request for items to be added to the agenda of the shareholders’ meeting and submit proposed resolutions in relation to existing agenda items or new items to be added to the agenda, provided that:

•                                they prove ownership of such shareholding as at the date of their request and record their shares representing such shareholding on the record date (i.e., on 18 May 2017); the shareholding must be proven either by a certificate evidencing the registration of the relevant shares in the register of registered shares of the Company or by a certificate issued by a recognized account holder or a settlement institution certifying the book-entry of the relevant number of dematerialized shares in the name of the relevant shareholder(s), and

•                                the additional agenda items and/or proposed resolutions have been submitted in writing by these shareholder(s) to the board of directors at the latest on 10 May 2017.

These additional agenda items and/or proposed resolutions may be sent to the Company by mail to the Company’s registered office for the attention of Ms. An Moonen or by e-mail to an.moonen@tigenix.com.

As the case may be, the Company shall publish on its website (www.tigenix.com), in the Belgian State Gazette and in the press the modified agenda of the shareholders’ meeting at the latest on 17 May 2017.

In that case, the Company will also make a revised proxy form available on its website (www.tigenix.com) at the same time as the publication of the modified agenda of the shareholders’ meeting, i.e. on 17 May 2017.

In case shareholders, in accordance with Article 533ter of the Companies Code, exercise their right to add items to the agenda and to file resolution proposals, proxies filed prior to the publication of the revised agenda shall remain valid for the agenda items they cover. In case new/alternative resolution proposals are filed with regard to existing agenda items, the proxy holder will always be entitled to deviate from previously given voting instructions should their implementation be detrimental to the interests of the shareholder. In that event, the proxy holder shall notify the shareholder of any such deviation as well as the justification thereof. The proxy should also indicate whether, in case new items are added to the agenda by shareholders, the proxy holder is entitled to vote on the new items or whether he/she/it should abstain.

Right to ask questions

In accordance with Article 540 of the Companies Code and Article 35 of the articles of association, all shareholders are entitled, whether during the meeting or in writing before the meeting, to ask questions to the directors with respect to their report or the agenda items and to the auditor with respect to its report.

Questions asked in writing will only be answered if the relevant shareholder has fulfilled the formalities set out above to be admitted to the shareholders’ meeting and if the written question has been received by the Company at the latest on 26 May 2017.

Written questions may be sent to the Company by mail to the Company’s registered office at Romeinse straat 12, 3001 Leuven for the attention of Ms. An Moonen or by e-mail to an.moonen@tigenix.com.

Proxy

In accordance with Article 547bis of the Companies Code and Article 31 of the articles of association, each shareholder may be represented at the shareholders’ meeting by a proxy holder, who does not need to be a shareholder. Except in cases provided for in the law, a shareholder may only appoint one person as proxy holder for a particular shareholders’ meeting.

Shareholders who so wish to be represented by proxy, are requested to use the model of proxy form (with voting instructions) that is available at the Company’s registered office and on the Company’s website under the tab “Investor / Shareholder meeting” (www.tigenix.com).

The signed proxy form must be received by the Company at the Company’s registered office at the latest on 26 May 2017.

Shareholders who wish to be represented by proxy, must comply with the above-mentioned admission conditions.

Availability of documents

In accordance with Article 535 of the Companies Code, the shareholders, bondholders and warrant holders of the Company can, upon presentation of their security or of a certificate issued by a recognized account holder or a settlement institution certifying the number of dematerialized securities recorded in the name of the shareholder, obtain at the Company’s registered office, Romeinse straat 12, 3001 Leuven, free of charge, a copy of the documents and reports that relate to this meeting or that must be made available to them pursuant to law.

These documents and reports, as well as the total number of shares and voting rights at the date of the convening notice, are also available on the Company’s website (www.tigenix.com).

Miscellaneous

In order to facilitate an expedient registration, the participants are requested to be present at least half an hour prior to the start of the shareholders’ meeting.

In order to be admitted to the shareholders’ meeting, the shareholders, bondholders, warrant holders and proxy holders must be able to prove their identity (ID card / passport).

Please contact Ms. An Moonen at the following telephone number +32 (0)16 39 79 37 or e-mail address an.moonen@tigenix.com for more information. Correspondence may be sent to TiGenix NV, for the attention of Ms. An Moonen, Romeinse straat 12 box 2, 3001 Leuven.

The board of directors.